TITAN MEDICAL INC.

170 University Avenue, Suite 1000
Toronto, Ontario, Canada
M5H 3B3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVENthat the annual and special meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, Bay Adelaide Centre, East Tower, 22 Adelaide Street West, 34th Floor, Montreal/Ottawa Room, Toronto, ON M5H 4E3, onThursday, June 15, 2017at 1:30 p.m., Toronto time, for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2016, together with the report of the auditors thereon;

2.

to consider, and if deemed advisable, approve the consolidation of the outstanding common shares of the Corporation on the basis of a ratio to be determined by the board of directors of the Corporation in its sole discretion, within a range of one post-consolidation common share for every 5 to 30 outstanding pre-consolidation common shares of the Corporation;

3.	to elect directors of the Corporation;

4.	to reappoint as auditors BDO Canada LLP, the incumbent auditors of the Corporation, and authorize the directors to fix the remuneration of the auditors; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the information circular and form of proxy accompany this Notice.

Only shareholders of record as of May 9, 2017, the record date (the “Record Date”), are entitled to receive notice of the Meeting

The directors have fixed 5:00 p.m. on June 13, 2017 or the second last business day before any adjournment of the Meeting as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada.

DATED the 18th day of May, 2017.

By Order of the Board

(signed) David McNally
Chief Executive Officer
Titan Medical Inc.